Harrell Hospitality Group, Inc.

16475 N Dallas Pkwy, Suite 410

Addison, TX 75001

Steven Jacobs

Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re: Harrell Hospitality Group, Inc.

Form 10-K for the year ended September 30, 2004

Filed June 20, 2005

File No. 0-02661

Dear Mr: Jacobs:

This letter and the attached amendment is in response to your letter dated June 24, 2005. The numbered paragraphs below correspond to the numbered paragraphs in your letter:

  The attached amendment has been revised to present a reasonably detailed basis for the conclusion that the Company's disclosure controls were effective despite the deficiencies noted. Further, the disclosure required by Item 308(c) of Regulation S-B is included in the amendment.
  As related to accounting treatment of the settlement of deferred compensation on August 31, 2003, we measured the fair value of the 13,527,805 options using a Black-Scholes model using the date of modification of the maximum contractual life as the measurement date. As a result, in the financial statements of the year ended September 30, 2003, approximately $6,000 of compensation expense was recorded in the Company's statement of operations as of the modification date for the intrinsic value of 50,000 options that were in-the-money, and approximately $1,200,000 of pro forma stock-based compensation expense was recognized in the Company's SFAS 148 footnote disclosure. All compensation expense and pro forma stock-based compensation expense were recognized as of the date of modification as all such options were fully vested.
  The Company was delinquent on filing its Form 10-KSB as a result of not having sufficient funds to prepay its auditors to conduct the annual audit. As a result of the delinquency, the NASD suspended quotation of the Company's stock on the OTCBB in March 2005. Since the periodic filings with the SEC were not current at the time the sale of the subsidiary occurred, management had a concern about the efficacy of filing the 8-K disclosure regarding the sale without the full information of the 10-KSB being available to investors as well. Since the Company's quotation was suspended and no trades of the Company's stock were occurring, management believed that investors were not being harmed by the lack of the 8-K and that the best course for providing adequate disclosure to the public was to file the 10-KSB and 10-QSBs as rapidly as possible and include the information relative to the subsidiary sale as a subsequent event and include the proforma financial information required in 8-K.
  Form 12b-25 relative to the quarter ending March 31, 2005 is not being filed at this time, as the Company is filing the 10-QSB relative to the quarter ending March 31, 2005 on or about the same date as this letter is transmitted to you.
  We appreciate your comments and seek to amend or clarify any information that may be necessary. At the same time, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that the SEC staff comments do not foreclose the Commission from taking action with respect to the filings, and that the Company cannot assert SEC staff comments as a defense to any proceeding initiated by the SEC.
    Thank you for your consideration, and feel free to contact me again if there are additional questions or if I can help.
      Very truly yours,
          Paul L. Barham,
          Chief Executive Officer